SECURITIES AND EXCHANGE COMMISSION ?
Washington, D.C. 20549 ?
Amendment to Form N-8A ?
NOTIFICATION OF AMENDMENT TO REGISTRATION ?
FILED PURSUANT TO ?
SECTION 8(a) OF THE INVESTMENT COMPANY ACT ?
OF 1940 ?
The underwriting investment company hereby ?
notifies the Securities and Exchange ?
Commission that it is amending its ?
registration, filed on August 17, 2018 (File ?
No. 811-23372), under and pursuant to the ?
provisions of Section 8(a) of the Investment ?
Company Act of 1940, and in connection with ?
such notification of amendment to its ?
registration submits the following ?
information: ?
? ?
? ?
Name: YOLANDA LEWIS (also known as YOLANDA ?
LEWIS INNOVATIVE RESOURCES) ?
Address of Principal Business Office: ?
?2572 21st Street Sacramento California ?
?95818?
Telephone Number: 888-900-5507 ?
Name and Address of Agent for Service of ?
Process: ?
    CT Corporation
Suite 930 ?
Los Angeles, California 90017?
? ?
Check Appropriate Box: ?
Registrant is filing a Registration ?
Statement pursuant to Section 8(b) of the ?
Investment Company Act of 1940 ?
concurrently with the filing of Form N-?
?8A/A: ?
Yes     No X ?
? ?
? ?


SECURITY AGREEMENT-ELIGIBLE COLLATERAL HELD ?
BY THE FEDERAL RESERVE SYSTEM REGIONAL ?
DISTRICT CLEARING HOUSES FEDERAL HOME LOAN ?
BANK ACT THROUGH COUNTY REGISTERED REGISTRAR
?[PUBLIC UNIT DEPOSIT]?
? ?
?   This SECURITY AGREEMENT [the "Agreement"] ?
dated as of 9th day from July of 2019, is ?
made between YOLANDA CUNNINGHAM, ?
International Organization; certified by  ?
Instrument No. 16012578-4 sixth day of ?
January,2016 by Secretary of State, United ?
States of America; doing business as ?
NATIONAL ASSOCIATION OF CIVILIAL CHAPITERS. ?
?[the "BANK"],by REGISTERED CALIFORNIA ?
REGISTRAR FILE NO. 67-209407 having an ?
consign address at San Francisco County, and ?
the STATE OF CALIFORNIA, acting through the ?
Treasurer for the State of California ?
pursuant to STANDARDIZING THE PROCEDURES FOR ?
PLEDGES OF ASSETS, having an address at 2572 ?
?21St Street Sacramento County, City of ?
Sacramento, Interstate CA 06067, as the ?
PUBLIC BODY, Deposits of Public Funds.?
? ?
WITNESSTH:?
WHEREAS, the Bank is a qualified public body ?
depositor as defined in the GENERAL ASSEMBLY ?
OF THE STATE OF CALIFORNIA PUBLIC LAW; and
? ?
WHEREAS, public body depositor from time to ?
time makes deposits, as said term is defined ?
in STANDARDIZING THE PROCEDURES FOR PLEDGES ?
OF ASSETS, in the Bank, which PUBLIC BODY ?
DEPOSITS SHALL from time to time aggregate ?
in excess from TWO HUNDRED FIFTY THOUSAND ?
United States Currency and No/100 Dollars:?
? ?
And WHEREAS, the PUBLIC BODY DEPOSITOR BANK ?
desires to have its Public Deposits Secured ?
by Certificate of Deposits Account Registry ?
System as Collateral in the amounts required ?
by the PUBLIC LAW; and
? ?
WHEREAS, YOLANDA CUNNINGHAM, REGISTRAR BANK, ?
has Agreed to Secure the PUBLIC BODY PUBLIC ?
DEPOSITS by GRANTING TO THE COMMISSIONER of ?
the CALIFORNIA, DEPARTMENT OF BANKING ?
OVERSIGHT and the PUBLIC DEPOSITOR a ?
Security Interest in certain "ELIGIBLE ?
PERFORATION" collateral owned THROUGH THE ?
BANK, which collateral meets requirements ?
described in STANDARDIZING THE PROCEDURES ?
FOR PLEDGES OF ASSETS, as well permitted by ?
?12 U.S.C. section 90:?
? ?
NOW THEREFORE, in Consideration of the ?
PUBLIC BODY DEPOSITOR depositing its Public ?
Deposits as herein described, and for other ?
good and valuable consideration, HEREBY ?
ACKNOWLEDGED AS RECEIVED CONTRACT OF AN ?
INTERNATIONAL ORGANIZATIONS IMMUNITES ACT, ?
IT IS HEREBY AGREED BETWEEN THE PUBLIC BODY ?
DEPOSITOR and the Bank Registrar as ?
Following:?
? ?
?1. Pursuant to CALIFORNIA GENERAL STATUES ?
and in order to secure the PUBLIC BODY ?
DEPOSITOR PUBLIC DEPOSITS, the Bank ?
Registrar HEREBY PLEDGES, assigns, transfers ?
and grants to the Commissioner and the ?
Public Depositor as perfected first priority ?
security interest in such amounts of the ?
Eligible Collateral described by PUBLIC LAW ?
referred hereto and made a part hereof, and ?
held through the Federal Reserve Bank of ?
Philadelphia or Federal Home Loan Bank of ?
Pittsburgh, as is necessary for the Eligible ?
Collateral pledged hereunder to have a ?
minimum market value in relation to the ?
Public body Public Depositor's Deposits, ?
plus accrued interest, to meet the ?
collateral ratios and other requirements ?
described in PUBLIC LAW. If at any time the ?
ratio of the market value of the Eligible ?
Collateral to the Public body Public ?
Depositor's Deposits, plus accrued interest, ?
is less than required by PUBLIC LAW, the ?
Bank shall in the future immediately make ?
such additions to the Eligible Collateral is ?
such amounts to be raised that the ratio of ?
the market value of the Eligible Collateral ?
to the Public Body Public Depositor's ?
Deposits, plus accrued interest, shall in ?
the future be at least equal to that ?
required by STANDARDIZING THE PROCEDURES FOR ?
PLEDGES OF ASSETS. Such additions to the ?
Eligible Collateral shall in the future ?
constitute an assignment, transfer, pledge ?
and grant to the Commissioner and the Public ?
Depositor from a security interest in such ?
additional Eligible Collateral pursuant TO ?
THE ACT.?
? ?
?2. The security interest granted herein as ?
described above shall in the future, and ?
NOW, OUGHT TO BE secure not only such Public ?
Deposits and accrued interest of the Public ?
REGISTRAR Depositor as are held by the ?
Regional District Clearing Bank at the time ?
of this Agreement, but also any and all ?
subsequent Public Deposits made by the ?
Public Depositor in ANY FINANCIAL ?
INSTITUTION regardless of the accounts in ?
which such funds may be held or identified ?
by the Bank.?
? ?
?3. The pledge of Eligible Collateral by the ?
Employees' Securities Company, Member ?
Clearing BANK shall be in addition to, OUGHT ?
and shall in no way eliminate or diminish ?
any insurance coverage to which the Public ?
REGISTRAR Depositor may be entitled under ?
the rules and regulations of the Federal ?
Deposit Insurance Corporation or any private ?
insurance carried by the Regional District ?
Clearing Bank for the purpose of protecting ?
the claims and rights of its depositors.?
? ?
?4. The Public REGISTRAR Depositor is under ?
no obligation to maintain its deposits with ?
REGIONAL CITY-DISTRICT CLEARING BANK and may ?
withdraw them at any time without notice. It ?
is agreed that when the Employees' Security ?
Company, Member Clearing Bank, OUGHT and ?
shall in the future have paid out and ?
accounted for all or any portion of the ?
Public Depositor's Public Deposits, any ?
Eligible Collateral pledged under this ?
Agreement to secure such paid out Public , ?
THAT OUGHT AND shall in the future be ?
released from the security interest created ?
hereunder, and the EMPLOYEES' SECURITY ?
COMPANY, MEMBER CLEARING BANK and the Public ?
REGISTRAR Depositor shall take whatever ?
actions may be necessary to cause a transfer ?
of such securities to the EMPLOYEES' ?
SECURITIES COMPANY, MEMBER CLEARING ?
BANK, free and clear of any liens created ?
hereunder. The Public REGISTRAR Depositor ?
agrees to sign any reasonably required ?
releases as expeditiously as possible, but ?
in any event within five (5) business days ?
of receiving such releases.?
? ?
?5. The REGISTRAR Bank or Trust Department ?
hereby represents that (i) it is a state ?
chartered BANK duly organized and validly ?
existing under the laws of the State of ?
California; (ii) it is a qualified public ?
depository as defined by California at LAW; ?
?(iii) it has, or will have as of the time of ?
delivery of any securities as Eligible ?
Collateral under this Agreement, the right, ?
power and authority to grant a security ?
interest therein with priority over any ?
other rights or interests therein; (iv) the ?
execution and delivery of this Security ?
Agreement and the pledge of securities as ?
Eligible Collateral hereunder have been ?
approved by resolution of the Bank Board of ?
Directors and the approval of the Board of ?
Directors is reflected in the minutes of a ?
meeting, copies of which resolution and ?
relevant portion of the minutes of said ?
meeting are attached hereto as Exhibit B and ?
made a part hereof;(v) the execution and ?
delivery of this Agreement and the pledge of ?
securities as Eligible Collateral hereunder ?
will not violate or be in conflict with the ?
Articles of Association or By-laws of the ?
BANK, any agreement or instrument to which ?
the BANK may be a party, any rule, ?
regulation or order of any banking regulator ?
applicable to the BANK, or any internal ?
policy of the BANK adopted by its Board of ?
Directors; and (vi) this Security Agreement ?
shall be continuously maintained, from the ?
time of its execution, as an official record ?
of THE REGISTRAR EMPLOYER BANK to its ?
EMPLOYEES' SECURITIES COMPANY MEMBER ?
CLEARING BANK OF RESERVE CREDIT NOTES.?
? ?
?6. Any additional pledge of Eligible ?
Collateral hereunder, substitution of ?
Eligible Collateral or release of Eligible ?
Collateral shall be approved by an officer ?
of ESC, MEMBER CLEARING BANK duly authorized ?
by resolution of the Board of Directors to ?
approve such additional pledges, ?
substitutions, or releases of Eligible ?
Collateral, under this Agreement. ?
? ?
?7. All parties to this Agreement agree to ?
execute any additional documents that may be ?
reasonably required to effectuate the terms, ?
conditions, and intent of this Agreement. ?
? ?
?8. All of the terms and provisions of this ?
Agreement, OUGHT and shall in the future be ?
binding upon and shall in the future inure ?
to the benefit of the parties hereto and ?
their respective successors and assigns. ?
? ?
?9. This Agreement may be executed in one or ?
more counterparts, each of which shall be ?
deemed an original and all of which taken ?
together shall constitute one and the same ?
NEGOTIABLE instrument. ?
? ?
?10. This Agreement shall be governed by and ?
construed in accordance with the laws of the ?
State of California and the laws of the ?
United States of America and it supersedes ?
any and all prior agreements, arrangements, ?
or understandings with respect to the ?
subject matter hereof. In the event that any ?
conflict of law issue(s) should arise in the ?
interpretation of this Agreement, the ?
parties agree that when California law is ?
not preempted by laws of the United States, ?
California law shall govern. ?
? ?
?11. No provision of this Agreement may be ?
waived except by a writing signed by the ?
party to be bound thereby and any waiver of ?
any nature shall not be construed to act as ?
a waiver of subsequent acts. ?
? ?
?12. In the event that any provision or ?
clause of this Security Agreement conflicts ?
with applicable law, such conflict shall not ?
affect other provisions of this Security ?
Agreement, which shall be given effect ?
without the conflicting provision. To this ?
end the provisions of this Security ?
Agreement are declared to be severable. ?
? ?
?13. Unless applicable law requires a ?
different method, any notice that must be ?
given under this Agreement shall be given in ?
writing and sent by certified mail, return ?
receipt requested or third-party overnight ?
priority mail carrier to the address set ?
forth herein or such other place as may be ?
designated by written notice in the same ?
manner from one party to the other. IN ?
WITNESS WHEREOF, this Agreement has been ?
duly executed by the parties hereto as of ?
the date first above written.?

						Executed This ?
?9th Day of July 2019?

National Association of ?
Civilian Chapiters, ?
International Organization # ?
?16012578-4 issued by Secretary ?
of State for the United States ?
of America pursuant to 22 USC ?
?2657?

?/s/ Lewis, Yolanda?
							Name:  ?
Yolanda Lewis
							Title: ?
Finance Minister


? ?

SIGNATURES ?
    Pursuant to the requirements of the ?
Investment Company Act of 1940, YOLANDA ?
LEWIS, International Organization has caused ?
this notification of amendment to ?
registration to be duly signed on behalf of ?
Registrant upon Sacramento County ?
California, U.S.A. and the several States of ?
the American Union this 19th day of July, ?
?2019. ?
YOLANDA LEWIS
?(Name of Registrant) ?
By National Association of Civilian ?
Chapiters ?
?(Name of Affiliate) ?
? ?









By:?

?/s/ Yolanda ?
Lewis






Yolanda Lewis






Secretary, Finance Minister
? ?



Attest:?

?/s/ ?
Terrell ?
Greer


Terrell ?
Greer


Registrar